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                         SIMPSON THACHER & BARTLETT LLP
                               (CHINESE CHARACTER)
                                AMERICAN LAWYERS
                             ICBC TOWER, 35TH FLOOR
                                  3 GARDEN ROAD
                                    HONG KONG
                                (852) 2514-7600
                                 --------------
                           FACSIMILE: (852) 2869-7694

DIRECT DIAL NUMBER                                              E-MAIL ADDRESS
 (852) 2514-7630                                               lchen@stblaw.com



                                            November 7, 2007

             Re:  Yingli Green Energy Holding Company Limited
                  Registration Statement on Form F-1
                  Filed on November 7, 2007
                  -------------------------

BY EDGAR
--------
Securities and Exchange Commission
Division of Corporation Finance
Office Of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Attention: Paul Dudek, Esq. -- Chief


Dear Mr. Dudek:

     On behalf of our client, Yingli Green Energy Holding Company Limited ("Yingli"), a corporation organized under the laws of the Cayman Islands, we are filing herewith Yingli's registration statement on Form F-1. The registration statement relates to the planned follow-on public offering by Yingli and certain selling shareholders of Yingli of American Depositary Shares representing ordinary shares of Yingli, par value US$0.01 per share. We have also arranged for five (5) hard copies of the registration statement to be hand delivered to your offices.

     The filing fee in the amount of $12,830 has been deposited by wire transfer of same-day funds to the Securities and Exchange Commission's account on November 7, 2007.

     If you have any questions or wish to discuss any matters with respect to the submission, please do not hesitate to contact myself at (852) 2514-7630
(work) or (852) 9032-1314 (cell) or Blake Dunlap at (852) 2514-7606 (work) or
(852) 9052-3388 (cell), or send an email to myself at lchen@stblaw.com or Blake at bdunlap@stblaw.com.

     Questions pertaining to accounting matters may also be directed to the Audit Engagement Partners, Simon Gleave and Jessie Qian of KPMG, the independent public accounting firm of Yingli, at (86-10) 8508-7007 (work) and (86-10) 8508-5702 (work) or via email at Simon.gleave@kpmg.com.cn or Jessie.qian@kpmg.com.cn, respectively, or the Filing Review Partner of KPMG USCMG Limited, Kenneth Bunce, at (852) 2826-8050 (work) or via email at Kenneth.bunce@kpmg.com.hk.

     Thank you in advance for your cooperation in connection with this matter.


                                            Very truly yours,



                                            Leiming Chen



Enclosure

cc:  Mr. Liansheng Miao, Chairman and Chief Executive Officer
     Mr. Zongwei Li, Chief Financial Officer
         Yingli Green Energy Holding Company Limited
     Leiming Chen
         Simpson Thacher & Bartlett LLP
     Chun Wei, Partner
         Sullivan & Cromwell LLP
     Simon Gleave, Partner
         KPMG
     Jessie Qian, Partner
         KPMG
     Kenneth Bunce, Partner
         KPMG USCMG Limited

                   Leiming Chen Philip M.J. Culhane Chris Lin
                Patrick J. Naughton Jin Hyuk Park Youngjin Sohn
                                Resident Partners
                              Admitted in New York

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